Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to combined fixed charges on a consolidated basis. The ratio of earnings to combined fixed charges has been computed by dividing income before taxes plus all applicable fixed charges, divided by fixed charges. During the periods shown below, no shares of our Series A Preferred Stock or any other class of preferred stock were outstanding and consequently, no preferred stock dividends were paid during such periods.

	For the Three	For the Years Ended December 31,
	Months Ended
	March 31,
	2009	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges
Excluding interest on deposits	287%	145%	382%	451%	564%	425%
Including interest on deposits	160%	115%	171%	205%	285%	282%

Statement of ratio of earnings to fixed charges

	For the Three	For the Years Ended December 31,
	Months Ended
	March 31,
	2009	2008	2007	2006	2005	2004

Income before taxes	$1,692	$2,143	$11,204	$10,453	$10,740	$7,343
Fixed charges:
Interest expense on deposits	$1,925	$9,703	$11,871	$6,968	$3,479	$1,770
Interest expense on long-term
debt and other borrowings	404	2,861	2,880	2,348	1,537	1,591

Rent expense, net	503	1,882	1,096	628	780	666

Total fixed charges, including
interest on deposits	$2,832	$14,446	$15,847	$9,944	$5,796	$4,027

Total fixed charges, excluding
interest on deposits	$907	$4,743	$3,976	$2,976	$2,317	$2,257